Exhibit 99.1

News Release #32/2012
2012-06-20

Baja Mining to Hold Annual General and Special Meeting

Vancouver, June 20, 2012 – Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQX: BAJFF) will host its annual general and special meeting tomorrow, Thursday, June 21, 2012 in Vancouver, BC, Canada.

Shareholders and guests are welcome to attend the meeting that will be held at 2pm PT at the Pan Pacific Hotel in the Pacific Rim Suite 2.

Following the meeting Baja’s senior management team will provide an update on the status of the Boleo Project. A copy of the presentation will be available after the meeting on Baja’s website at www.bajamining.com.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

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